Filed pursuant to Rule 424(b)(3)
Registration No. 333-187466

PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated July 21, 2013)

5,369 Shares of Series C 8% Convertible Preferred Stock

(and 2,753,348 Shares of Common Stock Underlying the Series C 8% Convertible Preferred Stock)

Warrants to Purchase up to 2,753,348 Shares of Common Stock

(and 2,753,348 Shares of Common Stock Issuable From Time to Time Upon Exercise of Warrants)

This prospectus supplement modifies and supplements the prospectus of Oxygen Biotherapeutics, Inc. (the “Company”) dated July 21, 2013 (as supplemented on July 25, 2013, July 31, 2013, August 13, 2013 and August 23, 2013) relating to 5,369 shares of Series C 8% Convertible Preferred Stock (and 2,753,348 shares of common stock issuable upon conversion of the Series C 8% Convertible Preferred Stock) and warrants exercisable for 2,753,348 shares of common stock at an exercise price of $2.60 per share (and 2,753,348 shares of common stock issuable upon exercise of the warrants).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2013.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is August 26, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 22, 2013

Oxygen Biotherapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34600	26-2593535
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

ONE Copley Parkway, Suite 490
Morrisville, NC 27560
(Address of principal executive offices) (Zip Code)

919-855-2100
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On August 22, 2013, Oxygen Biotherapeutics, Inc. (the “Company”) closed its previously announced private placement of an aggregate of $4.6 million of shares of the Company’s Series D 8% convertible preferred stock (the “Preferred Stock”) to JP SPC 3 obo OXBT FUND, SP (the “Investor”).  In connection with the purchase of shares of Preferred Stock, the Investor received a warrant to purchase 2,358,975 shares of common stock at an exercise price equal to $2.60 (the “Warrants”).  As consideration for the sale of the Preferred Stock and Warrant, $4.6 million in outstanding principal amount of a convertible promissory note issued by the Company on July 1, 2011 and held by the Investor (the “Note”) was cancelled.  The Note carried interest at a rate of 15% per annum and matured on July 1, 2014.  Mr. Gregory Pepin, one of the Company’s directors, is the investment manager of the Investor.  Pursuant to the terms of a lock-up agreement (the “Lock-Up Agreement”) executed prior to the closing, the Investor and its affiliates are prohibited from engaging in certain transactions with respect to shares of the Company’s common stock and common stock equivalents until such time as the lead investor in the Company’s offering of Series C 8% Convertible Preferred Stock ceases to own at least 25% of the shares of Series C 8% Convertible Preferred Stock originally issued to such investor.

The rights, preferences and privileges of the Preferred Stock are set forth in a Certificate of Designation of Series D 8% Convertible Preferred Stock (the “Certificate of Designation”) that the Company filed with the Secretary of State of the State of Delaware on August 22, 2013.  The Preferred Stock accrues dividends at 8% per annum until August 22, 2016, payable quarterly in cash, or provided certain conditions are met, in common stock at the conversion price of $1.95 per share. If the Preferred Stock is converted into common stock prior to August 22, 2016, and provided that shareholder approval of the transaction is obtained, the holder is entitled to a three-year dividend make-whole payment at the time of conversion. Shares of the Preferred Stock have a liquidation preference equal to $1,000 per share and are convertible at any time at the option of the holder into shares of the Company’s common stock at a conversion price of $1.95 per share.  The conversion price is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions.   In addition, the Preferred Stock will be subject to anti-dilution provisions until such time that for at least 25 trading days during any 30 consecutive trading days, the VWAP of the Company’s common stock exceeds $4.88 and the daily dollar trading volume exceeds $350,000 per trading day; provided that unless shareholder approval for the transaction is obtained, the conversion price of the Preferred Stock shall not be reduced below $1.635.  If, for at least 20 consecutive trading days, the volume weighted average price of the Company’s common stock exceeds $4.88 and the daily dollar trading volume exceeds $350,000 per trading day, the Company will have the right to require conversion of any or all of the outstanding shares of Preferred Stock into common stock at the then-current conversion price.

The Warrant is exercisable beginning on the date of issuance and expires on August 22, 2019.  The exercise price and the number of shares issuable upon exercise of Warrant is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting the Company’s common stock, and also upon any distributions of assets, including cash, stock or other property to the Company’s stockholders.  In addition, if shareholder approval for the transaction is obtained, the Warrant will be subject to anti-dilution provisions until such time that for 25 trading days during any 30 consecutive trading day period, the volume weighted average price of the Company’s common stock exceeds $6.50 and the daily dollar trading volume exceeds $350,000 per trading day.

The Preferred Stock and the Warrant were issued and sold without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws.  Accordingly, the Investor may exercise the Warrant and sell the Preferred Stock and underlying shares only pursuant to an effective registration statement under the Securities Act covering the resale of those securities, an exemption under Rule 144 under the Securities Act or another applicable exemption under the Securities Act.

On August 23, 2013, the Company entered into agreements with certain institutional investors to amend the terms of certain outstanding warrants to purchase an aggregate of 2,681,283 shares of the Company’s common stock issued by the Company on February 27, 2013 and July 27, 2013 (the “February Warrant Amendments” and “July Warrant Amendments,” respectively, and, collectively, the “Warrant Amendments”).  The Warrant Amendments replace the price protection anti-dilution provision of each warrant with a covenant that the Company will not issue common stock or common stock equivalents at an effective price per share below the exercise price of such warrant without prior written consent, subject to certain exceptions.

The Certificate of Designation, Warrant, Lock-Up Agreement, Form of February Warrant Amendment, and Form of July Warrant Amendment are filed as Exhibits 4.1, 4.2, 10.1, 10.2, and 10.3, respectively, to this Current Report on Form 8-K.  The foregoing summaries of the terms of these documents are subject to, and qualified in their entirety by, such documents attached hereto, which are incorporated herein by reference.

ITEM 1.02 TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT

The applicable information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 1.02.

ITEM 3.02 UNREGISTERED SALES OF EQUITY SECURITIES

The applicable information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d)           Exhibits

Exhibit No.	Description
Exhibit 4.1	Certificate of Designation of Series D 8% Convertible Preferred Stock
Exhibit 4.2	Warrant
Exhibit 10.1	Lock-Up Agreement
Exhibit 10.2	Form of February Warrant Amendment
Exhibit 10.3	Form of July Warrant Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 26, 2013	Oxygen Biotherapeutics, Inc.

By: /s/ Michael B. Jebsen
Michael B. Jebsen
Chief Financial Officer and Interim Chief Executive Officer

Exhibit Index
Exhibit No.	Description
Exhibit 4.1	Certificate of Designation of Series D 8% Convertible Preferred Stock
Exhibit 4.2	Warrant
Exhibit 10.1	Lock-Up Agreement
Exhibit 10.2	Form of February Warrant Amendment
Exhibit 10.3	Form of July Warrant Amendment